James C. Barker, Consulting Geologist
Cathedral Rock Ranch, 35940 Highway 19, Kimberly, Oregon 97848
(541) 934-2970 fax (541) 934-2027 jcbarker@oregontrail.net

**Consent of Author**

To Whom It May Concern

I, James C. Barker, Independent Consulting Geologist, AIPG 8205, have authored the reports "Chandalar Mining District, A Report of Findings and Recommendations, 2005", January 2, 2006, and "Chandalar Mining District, Summary of Field Investigations, 2004", December, 2004, and have co-authored the report "Gold Deposits of the Chandalar Mining District, Northern Alaska: An Information Review and Recommendations", May, 2004, which was produced by Pacific Rim Geological Consulting, Inc., Fairbanks, Alaska. All of these reports were prepared for the Little Squaw Gold Mining Company. I hereby consent to the disclosure of this material as needed in the SB2 filing.

This is dated April 7, 2006.

James C. Barker
Certified Professional Geologist